ATLAS RESOURCES, LLC
March 21, 2007
FACSIMILE
(202) 942-9627
Mr. H. Roger Schwall
United States Securities and
    Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Atlas Resources Public #16-2007 Program
SEC File No. 333-138068

Dear Mr. Schwall:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, on behalf of the registrant we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement becomes effective at 5:30 p.m., Eastern time, on March 21, 2007, or as soon thereafter as practicable. Because there has been no distribution of preliminary prospectuses to prospective investors, there will be compliance with the 48 hour rule under Rule 15c2-8 of the Securities Exchange Act of 1934.
     The registrant acknowledges its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement.

Very truly yours, ATLAS RESOURCES, LLC
/s/ Frank P. Carolas
Frank P. Carolas, Executive Vice
President — Land and Geology

cc:	Ms. Carmen Moncada-Terry
311 Rouser Road, PO Box 611, Moon Township, PA 15108 · tel: 412 262-2830 · fax: 412 262-7430